UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2026

GigCapital8 Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42893	98-1868645
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices, including Zip Code)

(650) 276-7040

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one right to receive one-fifth of one Class A ordinary share	GIWWU	The Nasdaq Stock Market LLC

Class A ordinary shares, $0.0001 par value	GIW	The Nasdaq Stock Market LLC

Rights, one right to receive one-fifth of one Class A ordinary share, each five rights entitling the holder thereof to receive one Class A ordinary share upon the consummation of a business combination

	GIWWR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On June 25, 2026, GigCapital8 Corp. (the “Company” or “GigCapital8”), WISeKey International Holding Ltd. (“WISeKey”), a global leader in cybersecurity and trusted digital ecosystems, and its subsidiary SEALSQ Corp. (Nasdaq LAES), issued a joint press release, which is attached as Exhibit 99.1 hereto, announcing that the WISeKey and SEALSQ jointly established special purpose vehicle, Quantisimo Corp. (“Quantisimo”), and the Company have entered into a non-binding letter of intent (the “Letter of Intent”) for a business combination. Quantisimo was created by WISeKey and SEALSQ to establish a Trusted Quantum Pure-Play platform designed to provide investors with direct exposure to the rapidly emerging quantum economy. Through a combination of proprietary technologies, strategic investments, intellectual property, and selected assets from the SealQuantum.com portfolio of companies, Quantisimo seeks to become a leading public company focused on the development, commercialization, and deployment of trusted quantum technologies.

Under the terms of the Letter of Intent, the Company and Quantisimo intend to enter into a definitive agreement pursuant to which the Company and Quantisimo would combine, with the former equityholders of both entities holding equity in the combined public company listed on a national stock exchange (the “Surviving Company”) and with Quatisimo’s existing equityholders owning a majority of the equity in the Surviving Company. The final terms of the definitive agreement are subject to the completion of due diligence to the Company’s satisfaction.

Under the terms of the Letter of Intent, the pre-money enterprise value of Quantisimo is approximately $575 million. It is expected that there will be a substantial rollover of equity by the existing equityholders of Quantisimo.

The completion of the business combination is subject to the negotiation and execution of definitive documentation and satisfaction of customary closing conditions stated in the Letter of Intent, including (i) completion of any required stock exchange and regulatory review, (ii) approval of the transaction by the Company’s shareholders, and (iii) financing arrangements being secured. Accordingly, no assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the proposed business combination, GigCapital8 and Quantisimo will prepare a proxy statement/prospectus (the “GigCapital8 proxy statement/prospectus”) to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to GigCapital8’s shareholders. GigCapital8 and Quantisimo urge investors and other interested persons to read, when available, the GigCapital8 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed business combination. Such persons can also read GigCapital8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “GigCapital8 Annual Report”), for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The GigCapital8 proxy statement statement/prospectus, once available, and GigCapital8 Annual Report can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

GigCapital8, WISeKey, SEALSQ, Quantisimo, and their respective directors, executive officers, and certain other members of management and employees may be deemed participants in any solicitation of proxies from GigCapital8 shareholders in connection with the proposed transaction. Information regarding GigCapital8’s directors and executive officers is contained in GigCapital8’s filings with the SEC. Additional information regarding the interests of such participants in the proposed transaction, which may, in some cases, be different than those of GigCapital8’s and Quantisimo’s Equityholders generally, will be included in any proxy statement, registration statement, prospectus, or other relevant documents filed with the SEC if and when such documents become available.

Forward-Looking Statements:

This Current Report on Form 8-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward looking statements include, but are not limited to, statements regarding the proposed business combination between Quantisimo and GigCapital8, the anticipated execution of definitive transaction agreements, the expected timing and completion of the proposed transaction, the anticipated enterprise value of the combined company, the potential future growth of the combined company, including any potential increase in enterprise value through future acquisitions, strategic transactions, investments, or organic growth initiatives, the proposed contribution of selected assets from the SealQuantum.com portfolio, the anticipated benefits of the proposed transaction, Quantisimo’s business strategy, market opportunities, growth prospects, technological development plans, acquisition strategy, future operating performance, and the future development of the global quantum technology industry. Forward looking statements generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,’" “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, although not all forward looking statements contain such words. These forward looking statements are based on current expectations, estimates, forecasts, assumptions, and projections about future events and are subject to numerous risks and uncertainties, many of which are beyond the control of WISeKey, SEALSQ, Quantisimo, and GigCapital8. Actual results may differ materially from those expressed or implied by such forward looking statements as a result of a variety of factors, including, but not limited to: the risk that the parties may be unable to negotiate or execute definitive agreements relating to the proposed transaction; the risk that the proposed transaction may not be completed in a timely manner or at all; the failure to satisfy any conditions to closing; the failure to obtain required shareholder approvals, regulatory approvals, financing arrangements, exchange listing approvals, or other necessary consents; changes in applicable laws, regulations, governmental policies, or market conditions; the occurrence of any event, change, or circumstance that could delay, prevent, or otherwise adversely affect the proposed transaction; the ability to maintain the listing of securities on Nasdaq or another national securities exchange; redemptions by GigCapital8 shareholders; the availability of financing; general economic, financial, political, and business conditions; inflation, interest rates, foreign exchange fluctuations, and geopolitical developments; cybersecurity incidents; intellectual property risks; litigation risks; competition; technological changes; the ability of Quantisimo to successfully develop, commercialize, acquire, integrate, and scale quantum related technologies, businesses, and investments; the ability to realize anticipated synergies or benefits from acquisitions, strategic investments, or asset contributions; the ability to achieve projected growth objectives, valuation targets, operational milestones, or market opportunities; the future adoption, commercialization, and market acceptance of quantum technologies; and other risks and uncertainties that may be identified in any past or future filings made by the parties with the SEC in connection with the proposed transaction. Any references in this Current Report on Form 8-K to anticipated enterprise values, future valuation objectives, acquisition opportunities, strategic growth initiatives, market opportunities, expected benefits, or long term business prospects are based on preliminary assumptions and management expectations that are inherently uncertain and subject to significant business, economic, competitive, regulatory, financing, and market risks. No assurance can be given that any acquisition, strategic initiative, growth objective, valuation target, expected benefit, or business plan described herein will be achieved. The proposed transaction is currently subject to a non binding Letter of Intent. There can be no assurance that definitive agreements will be entered into, that the parties will successfully complete their due diligence, that any proposed asset contributions will be approved or consummated, or that the proposed transaction will be completed on the terms currently contemplated, within the anticipated timeframe, or at all. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this Current Report on Form 8-K. WISeKey, SEALSQ, Quantisimo, and GigCapital8 expressly disclaim any obligation or undertaking to update, revise, or publicly release any revisions to any forward- looking statements, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of the Company, dated June 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GIGCAPITAL8 CORP.

Dated: June 25, 2026	By:	/s/ Dr. Avi S. Katz
Dr. Avi S. Katz
Chief Executive Officer